100 N. 18TH STREET SUITE 300 PHILADELPHIA, PA 19103 t 202.778.6400 f 202.778.6460
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	www.schiffhardin.com

February 22, 2019

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	NeoVolta Inc.
Offering Statement on Form 1-A
Filed January 29, 2019
File No.: 024-10942

Dear Mr. French:

This letter is being submitted on behalf of NeoVolta, Inc. (“NeoVolta” or the “Company”) in response to the comment letter, dated February 12, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on January 29, 2019 (the “Offering Statement”). The Company’s Amendment No. 1 to its Offering Statement (the “Amended Offering Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Form 1-A Filed January 29, 2019

Offering Circular Cover Page, page i

1.

We note your revised disclosure indicates you have an "over-subscription right" that may be exercised at your discretion. Please tell us the source of this right and how this right's existence differs from having a maximum offering amount of 3,500,000 shares.

Response:  The Company has revised the Amended Offering Statement to delete the over-subscription right and to increase the maximum offering to 3,500,000 shares.

Securities and Exchange Commission

February 22, 2019

Use of Proceeds, page 14

2.

Given that your offering will contain no minimum required sales, please tell us why this table does not discuss how you will use the proceeds if you obtain substantially less than the maximum proceeds.

Response:  The Company has revised the “Use of Proceeds” section in the Amended Offering Statement to show the use of proceeds from the offering based on completing the offering at various levels substantially below the maximum amount.

Offering Procedure, page 35

3.

We note that your offering has no required minimum and your disclosure indicates you may conduct multiple closings. Please revise to clarify the situations when a closing will occur. Your disclosure should make clear the situations in which the events or measurements dependent on a closing, such as those discussed on pages 2, 8, 10, 26, 31 and 32, will occur or be measured, as appropriate. Also, if appropriate, make sure your offering circular cover page explains the material implications of multiple closings to investors, including its impact on whether purchasers can receive returns of funds from escrow. Please also reconcile your disclosure on the cover page and page 3 regarding the duration of this offering.

Response:  The Company has revised the Amended Offering Statement to address the Staff’s comment.

*   *   *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:

Brent Willson, Chief Executive Officer

Steve Bond, Chief Financial Officer